400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

July 11, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares Trust

File Nos. 333-92935 and 811-09729

iShares Floating Rate Note Fund (S0000 33136)

Post-Effective Amendment No. 546 Filed on June 6, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, iShares Trust (the “Trust”) hereby requests the withdrawal of the Trust’s Post-Effective Amendment Number 546 filed on June 6, 2011 with respect to iShares Floating Rate Note Fund (the “Fund”), a series of the Trust.

The amendment is scheduled to become effective on August 6, 2011. The amendment was not declared effective by the Securities and Exchange Commission. The Trust will continue selling securities of the Fund under its currently effective registration statement.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary